SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)1

                               RONSON CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   776338 20 4
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 27, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  776338 20 4               13D           Page 2 of 7 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY

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     4          SOURCE OF FUNDS
                      WC
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             241,799
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         -0-
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         241,799
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         -0-
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     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      241,799
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     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                               / /
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     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         7.6%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON

                         PN
================================================================================

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CUSIP No.  776338 20 4               13D           Page 3 of 7 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS
                      00
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                             241,799
  OWNED BY
    EACH
 REPORTING
PERSON WITH
                ----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                         - 0 -
                ----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                         241,799
                ----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                         - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      241,799
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                               / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         7.6%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON

                       IN
================================================================================

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CUSIP No.  776338 20 4               13D           Page 4 of 7 Pages
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         The following  constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 2, the Schedule 13D remains in full force and effect.

         Item 3 is amended in its entirety to read as follows:

Item 3.        Source and Amount of Funds or Other Consideration.

               The aggregate purchase price of the 241,799 Shares of Common Stock owned by Steel Partners II is $697,085. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

               Item 4 is amended to add the following paragraph:

Item 4.        Purpose of Transaction.

               On May 27, 1998, Steel Partners II sent to the Issuer a notice of nomination to reserve its right to nominate two individuals for election as directors of the Issuer at the Issuer's next Annual Meeting of Stockholders. This letter is attached as Exhibit 2.

               On May 28, 1998, Steel Partners II sent to the Issuer a letter setting forth certain of its concerns in respect of the management of the Issuer and the underperformance of the Issuer's Common Stock. Such concerns, include but are not limited to, the need to create a more independent Board of Directors, the elimination of related party transactions, the need to reduce corporate overhead, the benefits of selling the Aviation Division and reinvesting in the core Consumer Products Division. In such letter, Steel Partners II withdrew its notice of nomination for the Board of Directors at the Issuer's upcoming Annual Meeting. Reference is made to the full text of the letter which is attached as Exhibit 3.

         Item 5 is amended in its entirety to read as follows:

Item 5.        Interest in Securities of the Issuer.

               As reported in its Quarterly Report on Form 10-Q for the period ended March 31, 1998, the Issuer had 3,177,175 Shares of Common Stock outstanding on March 31, 1998. Steel Partners II beneficially owns an aggregate of 241,799 Shares, representing approximately 7.6% of the Shares outstanding, all of such Shares were acquired in open-market transactions. Steel Partners II and Warren Lichtenstein have sole voting and dispositive power with respect to the Shares beneficially owned by it or him.

               (a) As of the close of business on May 27, 1998, Steel Partners II beneficially owns 241,799 Shares of Common Stock, constituting approximately 7.6% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to all of the Shares of Common Stock owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. Accordingly, Mr. Lichtenstein beneficially owns 241,799 Shares of Common Stock, representing approximately 7.6% of the Shares outstanding. All of such Shares of Common Stock were acquired in open-market transactions.

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CUSIP No.  776338 20 4               13D           Page 5 of 7 Pages
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               (b) By  virtue of his  positions  with  Steel  Partners  II,  Mr.
Lichtenstein has the sole power to vote and dispose of the Shares reported in this Schedule 13D.

               (c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of Amendment No. 1 on May 15, 1998 by the Reporting Persons.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

               (e) Not applicable.

         Item 7. is amended to add the following:

Item 7.        Material to be Filed as Exhibits.

               2.       Notice of Nomination dated May 27, 1998.

               3. Letter to the Board of Directors of the Issuer from Steel Partners II dated May 29, 1998.

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CUSIP No.  776338 20 4               13D           Page 6 of 7 Pages
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                                   SIGNATURES

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 3, 1998                       STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By:/s/ Warren G. Lichtenstein
                                             --------------------------
                                             Warren G. Lichtenstein
                                             Chief Executive Officer

                                             /s/ Warren G. Lichtenstein
                                             --------------------------
                                             WARREN G. LICHTENSTEIN

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CUSIP No.  776338 20 4               13D           Page 7 of 7 Pages
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                                   SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1


    Shares of Common                Price Per                   Date of
     Stock Purchased                  Share                     Purchase
     ---------------                --------                    --------

                             STEEL PARTNERS II, L.P.

          3,000                      3.79000                     5/14/98

          2,600                      3.66500                     5/19/98

          2,700                      3.67658                     5/20/98



                               WARREN LICHTENSTEIN

                                      None.